Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickTownsend.com

January 18, 2012	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatricktownsend.com

VIA EDGAR and E-Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attention:               Michael R. Clampitt, Senior Counsel

Re:                           United Community Banks, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 10, 2011
File No. 333-174420
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-35095

Dear Mr. Clampitt:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide below a partial response to the Staff’s comment letter to the Company dated September 29, 2011 relating to the Company’s Registration Statement on Form S-1 (File No. 333-174420) that the Company originally filed with the Commission on May 23, 2011, and that it amended by filing Amendment No. 1 on June 30, 2011 and Amendment No. 2 on August 10, 2011  (as so amended, the “Elm Ridge Resale Registration Statement”), and relating to the Company's Form 10-Q for the fiscal quarter ended June 30, 2011, filed with the Commission on August 9, 2011 (File No. 001-35095).

The Company is responding to comment 4 of the Staff’s comment letter, which has been retyped herein in bold for ease of reference.  (That comment became the subject of a series of exchanges between the Company and the Staff, and the Company’s appeal discussed in the response below.)  It is our hope that comment 4 (and the ensuing matters related to it) will be resolved by this response and the filing of amended periodic reports, as described below.  Once comment 4 is resolved and the Company has filed the amended periodic reports, we plan to turn back to the September 29th comment letter with respect to the Elm Ridge Resale Registration Statement to address the Staff’s other comments.

Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc., United or the Company in the response below refer to United Community Banks, Inc.  In addition, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Income Taxes, page 42

1.	We received your response to comment 5 in our letter dated August 30, 2011. We are processing your response and we may have further comments.

Response:

As a result of the determination of the Staff (and, following an appeal, the Office of the Chief Accountant (the “OCA”)) that the Company should have recorded an additional deferred tax valuation allowance as of December 31, 2010, the Company decided to recognize a full deferred tax asset valuation allowance as of December 31, 2010 and to restate its consolidated financial statements as of and from such date to account for that change.  Drafts of the Company’s amended periodic reports for the year ended December 31, 2010 and the first three quarters of 2011 (to reflect the above decision and change) were provided to the Staff’s accounting personnel, and such personnel have indicated that the restated financial statements and related disclosures with respect to the valuation allowance contained in such periodic reports have been substantially implemented to their satisfaction.

In connection with its review of the Company’s draft amended periodic reports, however, the Staff’s accounting personnel indicated that the material restatement being made is an indicator of a material weakness in the Company’s internal control over financial reporting.  Based on SEC Release 33-8810, Auditing Standard No. 5, and other literature discussing internal control over financial reporting and management’s assessment of such internal control, we agree that a material restatement is such an indicator.  As a result, the Company has re-evaluated the effectiveness of its internal control over financial reporting as of December 31, 2010, in light of the material restatement that resulted from the Company’s subsequent decision to establish a full deferred tax asset valuation allowance.

In connection with its re-evaluation, the Company concluded that, as of December 31, 2010, its internal control over financial reporting was effective based on all relevant criteria, as discussed below, notwithstanding the Company’s decision to establish the valuation allowance and the requirement to restate its financial statements to reflect that decision.

“Internal control over financial reporting” is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of a company’s principal executive and principal financial officers and affected by a company’s board of directors, management and other personnel, “to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the issuer; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.”

Pursuant to Item 308 of Regulation S-K, the management of a reporting company must annually assess the effectiveness of the company’s internal control over financial reporting and disclose with such assessment any material weakness in such internal control.  A “material weakness” is defined by Rule 12b-2 as “a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.”

The Company’s re-evaluation of its internal control over financial reporting established the following as the basis for its conclusion that there was no such deficiency.  The Company has at all times been fully aware of the accounting principles guiding its accounting for deferred tax assets and, also knowing that the conclusions regarding such accounting can differ based on various assumptions and judgments, prepared detailed quarterly analysis of its potential need for an increased valuation allowance with respect to its deferred tax asset.  That analysis was performed by qualified internal staff at the direction of the Company’s audit committee.  The Company exercised its judgment on this issue and concluded, at that time, that an increased valuation allowance was not required under the relevant accounting principles.

The Company reconsidered its position and determined that a full valuation allowance on its deferred tax asset would be recognized as of December 31, 2010 as a result of the Staff’s determination that the Company needed a valuation allowance as of December 31, 2010 and the OCA’s agreement with that determination.  The Company’s change included reconsidering the positive and negative evidence regarding the ultimate realization of the deferred tax asset.  However, this subsequent conclusion was not the result of factors or considerations that the Company was unaware of at any period of time, but rather was the result of a different judgment being made based on those same factors and considerations to address the concerns raised by the Staff’s and OCA’s determinations.

It is important to note that SEC Release 33-8810 at pages 39 to 40, included with the e-mail transmittal of this letter for your reference, discusses this specific issue and makes clear that “the restatement of financial statements does not, by itself, necessitate that management consider the effect of the restatement on the company’s prior conclusion related to the effectiveness over [internal control over financial reporting].”  This SEC position is repeated under item 4310.16 of the Division of Corporation Finance’s Reporting Manual.  Moreover, any notion that a material restatement indicates a de facto material weakness is expressly rejected on page 71 of SEC Release 33-8810.

Nonetheless, the Company recognizes the importance of processes and procedures to ensure the timely, prudent and comprehensive assessment of valuation allowance issues with respect to its deferred tax assets in accordance with ASC 740, Accounting for Income Taxes, and it is committed to a strong internal control environment that includes such analysis and assessment.  As a result, the Company is augmenting its internal control over financial reporting in the area of accounting for income taxes by implementing additional procedures designed to increase the level of review, analysis, evaluation and validation of its valuation of deferred tax assets.

As a related matter, the Company’s management has also concluded that the factors and considerations leading to its restatement of its financial statements and amendments to its periodic report did not involve matters that the Company’s disclosure controls and procedures failed to identify or present for consideration in a timely and transparent manner.

The Company has revised its disclosures on these matters that were contained within its original Form 10-K for the fiscal year ended December 31, 2010 to reflect the Company’s re-evaluation of its internal control over financial reporting as described above.  Once complete, this language will be included in the amendment to such Form 10-K that the Company plans to file.  We have included herewith redlined excerpts of such proposed disclosure showing the changes from the disclosure include in the original Form 10-K.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

cc:           Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.
Sonny MacArthur, Porter Keadle Moore, LLP

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

United’s management, including the Chief Executive Officer and Chief Financial Officer, supervised and participated in an evaluation of the company’s disclosure controls and procedures as of December 31, 2010.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective in accumulating and communicating information to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosures of that information under the Securities and Exchange Commission’s rules and forms and that the disclosure controls and procedures are designed to ensure that the information required to be disclosed in reports that are filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified.

Because of management’s subsequent decision to establish the full deferred tax asset valuation allowance, and the resulting restatement of United’s consolidated financial statements described in more detail elsewhere in this Amendment, management has re-evaluated the effectiveness of United’s disclosure controls and procedures as of December 31, 2010.  As a result of such re-evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has determined that there was not a material weakness in United’s internal control over financial reporting as of December 31, 2010 and that United’s disclosure controls and procedures were effective as of such date, notwithstanding United’s decision to establish the allowance and restate its financial statements.  The factors and considerations leading to those actions did not involve matters that United’s disclosure controls and procedures (or its internal control over financial reporting) failed to identify or present for consideration in a timely and transparent manner.  Rather, management was aware of the issue as of December 31, 2010 and these subsequent actions were the result of a different judgment that was made, at a later time based on the same set of core facts, to address regulatory considerations.

Changes in Internal Control Over Financial Reporting

No changes were made to United’s internal control over financial reporting during the fourth quarter of 2010 that materially affected, or are reasonably likely to materially affect, United’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

United’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Management’s assessment of the effectiveness of United’s internal control over financial reporting as of December 31, 2010 is included in Item 8 of this ~~Report~~Amendment under the heading “Management’s Report on Internal ~~Controls~~Control Over Financial Reporting.”

MANAGEMENT’S REPORT ON INTERNAL ~~CONTROLS~~CONTROL OVER FINANCIAL REPORTING

The management of United Community Banks, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of the company’s principal executive and principal financial officers and affected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.   Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to interpretations, judgments and breakdowns of controls resulting from human failures and/or differences of opinions.  Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, the risk .

We assessed the effectiveness of the internal control over financial reporting as of December 31, 2010. ~~In making this~~ In addition, because of our subsequent decision to establish the full deferred tax asset valuation allowance, and the resulting restatement of United’s consolidated financial statements described in more detail elsewhere in this Amendment, we have re-evaluated the effectiveness of United’s internal control over financial reporting as of December 31, 2010.  In conducting such assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment, we believe that as of December 31, 2010, United ~~Community Banks, Inc.~~ ’s internal control over financial reporting ~~is~~was effective based on those criteria~~.~~, notwithstanding United’s decision to establish the valuation allowance and restate its financial statements.  The factors and considerations leading to those actions did not involve matters that United’s internal control over financial reporting failed to identify or present for consideration in a timely and transparent manner.  Rather, we were aware of the issue as of December 31, 2010 and these subsequent actions were the result of a different judgment being made, at a later time based on the same set of core facts, to address regulatory considerations.

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of a company’s financial statement will not be prevented or detected on a timely basis by the company’s internal controls.  While we do not believe the restatement of United’s consolidated financial statements resulted from such a deficiency or deficiencies, we recognize the importance of processes and procedures to ensure the timely and prudent assessment (and recording, when and as appropriate) of any valuation allowance for our deferred tax assets in accordance with ASC 740, Accounting for Income Taxes.  We are committed to a strong internal control environment for United.  As a result, we are augmenting our internal control over financial reporting in the area of accounting for income taxes by implementing additional procedures designed to increase the level of review, evaluation and validation of United’s valuation of deferred tax assets.

Our independent registered public accountants have issued an audit report on the company’s internal control over financial reporting. This report appears on page 63.